SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

August 2008

Commission File Number: 000-50825

GPC BIOTECH AG

(Exact name of registrant as specified in its Charter)

Fraunhoferstrasse 20

D-82152 Martinsried/Munich, Germany

Tel: 011 49 89 8565 2600

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

INDEX

Exhibit 99.1	GPC Biotech Reports Financial Results for Second Quarter of 2008 (U.S. GAAP)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 14, 2008

GPC BIOTECH AG

By:	/s/ Bernd Seizinger
Name:	Bernd Seizinger, M.D., Ph.D.
Title:	CEO

By:	/s/ Torsten Hombeck
Name:	Torsten Hombeck, Ph.D.
Title:	Vice President and CFO

EXHIBIT 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

GPC Biotech Reports Financial Results

for Second Quarter and First Six Months of 2008

•	Cash, cash equivalents, marketable securities and short-term investments of € 44.6 million (approx. $67 million) as of June 30, 2008

•	Company confirms that existing cash position expected to support currently planned business operations until approximately the end of 2010

Martinsried/Munich (Germany) and Princeton, N.J., August 13, 2008 - GPC Biotech AG (Frankfurt Stock Exchange: GPC; NASDAQ: GPCB) today reported financial results for the second quarter and first six months ended June 30, 2008.

First six months of 2008 compared to first six months of 2007

Revenues decreased 57% to € 3.1 million for the six months ended June 30, 2008, compared to € 7.2 million for the same period in 2007. The decrease in revenues is due to decreased payments from Celgene Corporation relating to the co-development and license agreement for satraplatin. Research and development (R&D) expenses decreased 62% to € 10.3 million for the first six months of 2008 compared to € 27.2 million for the same period in 2007. The decrease in R&D expenses is primarily due to staff reductions as a result of the restructuring plans implemented in 2007 and the first quarter of 2008, as well as a decrease in clinical trial costs due to reduced clinical trial volumes. In the first half of 2008, general and administrative (G&A) expenses decreased 64% to € 7.6 million compared to € 21.2 million for the same period in 2007. The decrease in G&A expenses is primarily due to staff reductions and other associated activities as a result of the restructuring plans implemented in 2007 and the first quarter of 2008. In addition, in the first half of 2007, the Company incurred costs in connection with the building of a commercial infrastructure and legal fees due to the arbitration proceedings. The Company did not incur such costs in the first half of 2008. Net loss for the first six months of 2008 improved 66% to € (13.4) million compared to € (39.3) million for the first six months of 2007. Basic and diluted loss per share was € (0.36) for the first six months of 2008 compared to € (1.10) for the same period in 2007.

Cash position

As of June 30, 2008, cash, cash equivalents, marketable securities and short-term investments totaled € 44.6 million (December 31, 2007: € 65.2 million), including € 1.4 million in restricted cash. Net cash burn for the first six months of 2008 was € 18.7 million with net cash burn of € 10.6 million in the first quarter and € 8.1 million in the second quarter of 2008. Net cash burn, a non-GAAP measure, is derived by adding net cash used in operating activities and purchases of property, equipment and licenses. Net cash burn provides insight regarding the actual cash a company spent in a given period. The figures used to calculate net cash burn are contained in the Company’s unaudited consolidated statements of cash flows for the first six months ended June 30, 2008.

Second quarter of 2008 compared to second quarter of 2007

Revenues for the three months ended June 30, 2008 decreased 56% to € 1.5 million compared to € 3.4 million for the same period in 2007. R&D expenses decreased 70% to € 4.5 million for the second quarter of 2008 compared to € 15.0 million for the same period in 2007. G&A expenses for the second quarter of 2008 decreased 65% to € 4.0 million compared to € 11.4 million for the second quarter of 2007. The Company’s net loss was € (6.4) million in the second quarter of 2008 compared to € (22.1) million for the same period in 2007. Basic and diluted loss per share was € (0.17) for the second quarter of 2008 compared to € (0.61) for the same period in 2007.

Quarter over quarter results: second quarter 2008 compared to first quarter 2008

Revenues for the second quarter of 2008 were € 1.5 million compared to € 1.6 million for the previous quarter. R&D expenses decreased 21% to € 4.5 million for the second quarter of 2008, compared to € 5.7 million in the first quarter of 2008. G&A expenses for the second quarter of 2008 increased 11% to € 4.0 million compared to € 3.6 million for the previous quarter. The Company’s net loss decreased 9% to € (6.4) million in the second quarter of 2008, compared to € (7.0) million for the previous quarter. Basic and diluted loss per share was € (0.17) for the second quarter of 2008 compared to € (0.19) for the previous quarter.

“We are highly focused on rebuilding the Company and are working with great intensity on moving forward promising M&A opportunities,” said Bernd R. Seizinger, M.D., Ph.D., Chief Executive Officer. “It

is critical that we broaden our oncology pipeline through such transactional activities while we continue to advance our existing drug development programs, including our two novel kinase inhibitors.”

2008 financial guidance

The Company confirmed its guidance provided in May 2008 as follows:

Revenues: Revenues for 2008 are expected to be between € 5 million and € 7 million.

Once the termination of the co-development and license agreement between GPC Biotech and Celgene Corporation for satraplatin for Europe and certain other territories is effective, GPC Biotech expects to recognize all or the majority of remaining deferred revenue related to the agreement. This deferred revenue is related to cash already received by GPC Biotech under this agreement. The Company will update revenue guidance as appropriate.

Expenses: Total expenses for 2008 are expected to be below € 35 million.

Cash Burn: Current cash reserves are expected to be sufficient to fund currently planned business operations until approximately the end of 2010. The cash burn for 2008 will include several one-time costs, including severance and other payments related to the corporate restructurings in 2007 and early 2008. The majority of these one–time costs were incurred in the first half of 2008.

This guidance does not include any potential M&A or other major transactions, and, should such an event or events occur this year, the Company’s financial expectations would likely change significantly.

Conference call scheduled

The Company has scheduled a conference call to which participants may listen via live webcast, accessible through the GPC Biotech Web site at www.gpc-biotech.com or via telephone. A replay will be available on the Web site following the live event. The call, which will be conducted in English, will be held on August 13th at 14:00 CET/8:00 AM ET. The dial-in numbers for the call are as follows:

Participants from Europe:	0049 (0)89 9982 99911

0044 (0)20 7806 1955

Participants from the U.S.:	1-718-354-1388

Please dial in 10 minutes before the beginning of the meeting.

About GPC Biotech

GPC Biotech AG is a publicly traded biopharmaceutical company focused on anticancer drugs. GPC Biotech’s lead product candidate is satraplatin, an oral platinum compound. The Company has various anti-cancer programs in research and development that leverage its expertise in kinase inhibitors. GPC Biotech AG is headquartered in Martinsried/Munich (Germany) and has a wholly owned U.S. subsidiary in Princeton, New Jersey. For additional information, please visit GPC Biotech’s Web site at www.gpc-biotech.com.

This press release contains forward-looking statements, which express the current beliefs and expectations of the management of GPC Biotech, including statements about the Company’s future cash position. Such statements are based on current expectations and are subject to risks and uncertainties, many of which are beyond our control, that could cause future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Actual results could differ materially depending on a number of factors, and we caution investors not to place undue reliance on the forward-looking statements contained in this press release. We direct you to GPC Biotech’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007 and other reports filed with the U.S. Securities and Exchange Commission for additional details on the important factors that may affect the future results, performance and achievements of GPC Biotech. Forward-looking statements speak only as of the date on which they are made and GPC Biotech undertakes no obligation to update these forward-looking statements, even if new information becomes available in the future.

For further information, please contact:

GPC Biotech AG

Investor Relations & Corporate Communications

Phone: +49 (0)89 8565-2693

ir@gpc-biotech.com

In the U.S.: Laurie Doyle

Director, Investor Relations & Corporate Communications

Phone: +1 609-524-5884

usinvestors@gpc-biotech.com

Additional media contacts for Europe:

MC Services AG

Phone: +49 (0) 89 210 228 0

Raimund Gabriel

raimund.gabriel@mc-services.eu

Hilda Juhasz

hilda.juhasz@mc-services.eu

Additional investor contact for Europe:

Trout International LLC

Lauren Rigg, Vice President

Phone: +44 207 936 9325

lrigg@troutgroup.com

– Financials follow –

GPC Biotech AG

Condensed Consolidated Statements of Operations (U.S. GAAP)

	Three months ended June 30,		Six months ended June 30,
in thousand €, except share and per share data	2008 (unaudited)	2007 (unaudited)	2008 (unaudited)	2007 (unaudited)
Collaborative revenues	1,491	3,320	3,005	7,082
Grant revenues	42	67	97	144
Total revenues	1,533	3,387	3,102	7,226
Research and development expenses	4,533	14,976	10,282	27,214
General and administrative expenses	3,968	11,389	7,567	21,196
Amortization of intangible assets	17	90	35	181
Total operating expenses	8,518	26,455	17,884	48,591

Operating loss	(6,985)	(23,068)	(14,782)	(41,365)
Other income (expense), net	83	(68)	359	89
Interest income	474	1,049	1,079	2,077
Interest expense	(14)	(40)	(44)	(67)

Net Loss	(6,442)	(22,127)	(13,388)	(39,266)

Basic and diluted loss per share	(0.17)	(0.61)	(0.36)	(1.10)

Shares used in computing basic and diluted loss per share	36,836,853	36,106,533	36,836,853	35,776,752

See accompanying notes to unaudited condensed consolidated financial statements.

GPC Biotech AG

Condensed Consolidated Balance Sheets

	June 30,	December 31,
in thousand €, except share data and per share data	2008 (unaudited)	2007
Assets
Current assets
Cash and cash equivalents	43,117	49,681
Marketable securities and short-term investments	113	14,077
Accounts receivable	348	984
Prepaid expenses	899	874
Other current assets	1,805	2,229
Restricted Cash	1,205	1,269

Total current assets	47,487	69,114

Property and equipment, net	2,272	3,070
Intangible assets, net	119	164
Other assets, non-current	753	851
Restricted cash	187	187

Total assets	50,818	73,386

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	2,368	2,826
Accrued expenses and other current liabilities	6,307	10,445
Current portion of deferred revenue	3,810	4,332

Total current liabilities	12,485	17,603

Deferred revenue, net of current portion	12,004	13,989
Convertible bonds	2,181	3,191

Shareholders’ equity
Ordinary shares, € 1 non-par, notional value:
Shares authorized: 70,383,150 at June 30, 2008 and December 31, 2007
Shares issued and outstanding: 36,836,853 at June 30, 2008 and December 31, 2007	36,837	36,837
Additional paid-in capital	369,048	369,521
Accumulated other comprehensive loss	(5,634)	(5,040)
Accumulated deficit	(376,103)	(362,715)

Total shareholders’ equity	24,148	38,603

Total liabilities and shareholders’ equity	50,818	73,386

See accompanying notes to unaudited condensed consolidated financial statements.

GPC Biotech AG

Condensed Consolidated Statements of Cash Flows

	Six months ended June 30,
in thousand €	2008 (unaudited)	2007 (unaudited)
Cash flows from operating activities:
Net loss	(13,388)	(39,266)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	521	862
Amortization	35	180
Compensation (reversal)/cost for stock option plans, convertible bonds and SAR's	(463)	2,267
Loss accrual on sublease contract and contract termination fee	110	(100)
Change in accrued interest income on marketable securities and short-term investments	—	(351)
Other than temporary impairment on marketable securities	277	—
Bond premium amortization	19	105
Gain on disposal of property and equipment	(281)	(43)
Impairment of property and equipment	16	—
Changes in operating assets and liabilities:
Accounts receivable	636	(10,655)
Other assets, current and non-current	412	117
Accounts payable	(373)	1,473
Deferred revenue	(2,507)	4,574
Other liabilities and accrued expenses, current and non-current	(3,744)	144

Net cash used in operating activities	(18,730)	(40,693)

Cash flows from investing activities:
Purchases of property, equipment and licenses	(15)	(1,269)
Proceeds from the sale of property and equipment	509	45
Proceeds from the sale or maturity of marketable securities and short-term investments	13,830	11,000

Net cash provided by investing activities	14,324	9,776

Cash flows from financing activities:
Proceeds from issuance of shares, net of payments for cost of transaction	—	32,633
Proceeds from issuance of convertible bonds	—	345
Repayment of convertible bonds	(1,250)	(24)
Proceeds from exercise of stock options and convertible bonds	—	5,384

Net cash (used in) provided by financing activities	(1,250)	38,338

Effect of exchange rate changes on cash	(885)	(784)
Changes in restricted cash	(23)	(35)

Net (decrease) increase in cash and cash equivalents	(6,564)	6,602
Cash and cash equivalents at the beginning of the period	49,681	38,337

Cash and cash equivalents at the end of the period	43,117	44,939

See accompanying notes to unaudited condensed consolidated financial statements.

GPC Biotech AG

Consolidated Statements of Changes in Shareholders’ Equity

(in thousand €, except share data)

	Ordinary shares		Subscribed Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount
Balance at December 31, 2006	33,895,444	33,895	334	328,171	(1,755)	(293,470)	67,175

Components of comprehensive loss:
Net loss						(39,266)	(39,266)
Change in unrealized gain/(loss) on available-for-sale securities					146		146
Accumulated translation adjustments					(641)		(641)

Total comprehensive loss							(39,761)
Issuance of shares	1,564,587	1,565		31,068			32,633
Exercise of stock options and conversion of convertible bonds	793,022	793	1,195	3,725			5,713
Compensation cost for stock options and convertible bonds				1,850			1,850

Balance at June 30, 2007 (unaudited)	36,253,053	36,253	1,529	364,814	(2,250)	(332,736)	67,610

Balance at December 31, 2007	36,836,853	36,837	—	369,521	(5,040)	(362,715)	38,603

Components of comprehensive loss:
Net loss						(13,388)	(13,388)
Change in unrealized gain/(loss) on available-for-sale securities and other-than-temporary impairment					162		162
Accumulated translation adjustments					(756)		(756)

Total comprehensive loss							(13,982)
Compensation cost for stock options and convertible bonds				(473)			(473)

Balance at June 30, 2008 (unaudited)	36,836,853	36,837	—	369,048	(5,634)	(376,103)	24,148

GPC Biotech AG

Notes to the Unaudited Condensed Consolidated Financial Statements

1. Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of GPC Biotech AG (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), applicable to interim financial reporting, specifically Accounting Principles Board Opinion No. 28, Interim Financial Reporting, (“APB 28”). These unaudited condensed consolidated financial statements do not include all information and disclosures required for a complete set of financial statements. However, in the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three month and six month period ended June 30, 2008, are not necessarily indicative of results to be expected for the full year ending December 31, 2008. The balance sheet at December 31, 2007, has been derived from the audited consolidated financial statements at that date, but does not include all of the information required by U.S. GAAP for complete financial statements. For further information, please refer to the consolidated financial statements and footnotes thereto for the year ended December 31, 2007.

2. Business Developments

In July, 2008, Celgene Corporation withdrew the Marketing Authorization Application MAA for satraplatin plus prednisone for the treatment of hormone-refractory prostate cancer patients whose prior chemotherapy has failed. Following the withdrawal of the MAA, in August 2008, GPC Biotech received notice from Celgene of its decision to terminate its co-development and license agreement with GPC Biotech for satraplatin in Europe, Turkey, the Middle East, Australia and New Zealand. All rights to these territories will be returned to GPC Biotech. The effects of this decision on the Company’s financial position and results of operations will be determined and reflected in the consolidated financial statements when the termination has become effective.

At this time, all currently ongoing trials with satraplatin are continuing. The Company plans to talk further with Yakult, its partner for the development and commercialization of satraplatin for Japan, to evaluate the future of satraplatin and the direction in which the Company should move with the compound.

3. New Accounting Pronouncements

Accounting Pronouncements Adopted in the First Half of 2008

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain items at fair value that are not currently required to be measured at fair value. The Company adopted these two standards as of January 1, 2008. SFAS 157 affected the Company only to the extent of its marketable securities and short-term investments carried on a recurring basis at fair value using quoted prices in active markets for identical assets, which is the Level 1 input in the SFAS 157 hierarchy. As of June 30, 2008, the fair value of marketable securities and short-term investments amounted to € 0.1 million as included in the consolidated balance sheet. The Company did not elect to measure other financial instruments and certain items at fair value that were not currently required to be measured at fair value, therefore, the adoption of SFAS 159 did not have a material impact on its consolidated financial statements.

On June 14, 2007, the FASB ratified Emerging Issues Task Force 07-3, Accounting for Non-Refundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities, (“EITF 07-3”). EITF 07-3 requires that all non-refundable advance payments for research and development activities that will be used in future periods be capitalized until used. In addition, the deferred research and development costs need to be assessed for recoverability. EITF 07-3 is applicable for fiscal years beginning after December 15, 2007 and is to be applied prospectively for new contracts entered into on or after the effective date of this Issue. The Company adopted this issue as of January 1, 2008 and it did not have a material impact on its consolidated financial statements.

Accounting Pronouncements Not Yet Adopted

On December 12, 2007, the FASB ratified Emerging Issues Task Force 07-1, Accounting for Collaborative Arrangements, (“EITF 07-1”). EITF 07-1 requires participants in a collaborative arrangement to present the results of activities for which they act as the principal on a gross basis and to report any payments received from (made to) other collaborators based on other applicable GAAP or, in the absence of other applicable GAAP, based on analogy to authoritative or a reasonable, rational, and consistently applied accounting policy election. Significant disclosures of the collaborative agreements are also required. EITF 07-1 will be effective for annual periods beginning after December 15, 2008, and is to be applied retrospectively for collaborative arrangements existing at December 15, 2008, as a change of accounting principle. The Company does not expect this issue to have a material effect on its consolidated financial statements.

On May 22, 2008, the FASB issued Statement on Financial Accounting Standards No. 162, The Hierarchy of Generally Accepted Accounting Principles, (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with U.S. GAAP (the GAAP hierarchy).The effective date of SFAS 162 has yet to be determined; it becomes effective for both SEC registrants and nonpublic entities 60 days after the SEC approves the PCAOB’s amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principals, of the AICPA Professional Standards, the codified version of Statements of Accounting Standards 69. The Company does not expect this statement to have a material effect on its consolidated financial statements.

During its June 2008 meeting, the FASB ratified EITF 07-5, Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity’s Own Stock, (“EITF 07-5”). This Issue addresses the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which is the first part of the scope exception in paragraph 11(a) of FAS 133. If an instrument (or an embedded feature) that has the characteristics of a derivative instrument under paragraphs 6–9 of FAS 133 is indexed to an entity’s own stock, it is still necessary to evaluate whether it is classified in stockholders’ equity (or would be classified in stockholders’ equity if it were a freestanding instrument). For example, a net-cash-settled stock purchase warrant may be indexed to an entity’s own stock, but it is not classified in stockholders’ equity. Other applicable authoritative accounting literature, including Issues 00-19 and 05-2, provides guidance for determining whether an instrument (or an embedded feature) is classified in stockholders’ equity (or would be classified in stockholders’ equity if it were a freestanding instrument). This Issue does not address that second part of the scope exception in paragraph 11(a) of FAS 133. No transition is required with respect to the evaluation of contingent exercise provisions, because the Task Force affirmed the existing consensus in Issue 01-6. However, when evaluating a settlement amount to determine whether an instrument or embedded feature is indexed to an entity’s own stock, the FASB staff recommends that a consensus be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early application is not permitted. The guidance in this Issue shall be applied to outstanding instruments as of the beginning of the fiscal year in which the Issue is initially applied. The Company is evaluating the impact of this Issue on its consolidated financial statements.

4. Contingencies

From time to time, the Company may be party to certain legal proceedings and claims which arise during the ordinary course of business. Legal proceedings are subject to various uncertainties and the outcomes are difficult to predict. GPC Biotech may incur significant expense in defending these and future lawsuits. In the opinion of management, the ultimate outcome of these matters, will not have material adverse effects on the Company’s financial position, results of operations or cash flows. In accordance with Statement of Financial Accounting Standards No. 5, Accounting for Contingencies, (“SFAS 5”), the Company makes a provision for a liability when it is both probable that a liability has been incurred and when the amount of the loss is reasonably estimable.

Shareholder Litigation

In July 2007, the Company and certain of its current and former officers were sued in the United States District Court for the Southern District of New York in three separate securities fraud class action lawsuits on behalf of all persons who purchased the securities of GPC Biotech between December 5, 2005 and July 24, 2007, inclusive. The suits have since been consolidated and a lead plaintiff has been appointed. The lead plaintiff’s consolidated complaint was filed on March 12, 2008. The consolidated complaint alleges that GPC Biotech violated U.S. federal securities laws by making misleading public statements relating to the prospects of its most advanced product candidate, satraplatin, and thereby artificially inflating the price of GPC Biotech securities. The consolidated complaint also names Bernd R. Seizinger (CEO) and three former members of the Company’s Management Board, Mirko Scherer, Elmar Maier, and Sebastian Meier-Ewert, as defendants. The Company filed a motion to dismiss the consolidated complaint on May 14, 2008 and the plaintiff filed an opposition to said motion on June 30, 2008. The Company filed a reply to the opposition on August 8, 2008.

The plaintiffs seek monetary damages in an unspecified amount. GPC Biotech believes the allegations to be without merit and intends to vigorously defend the Company. GPC Biotech cannot predict the outcome of the suit and is not currently able to estimate the possible cost to the Company from this suit.

Retention Plan

In 2008, the Company introduced a retention plan to retain key employees. This retention plan consists of a cash bonus of approximately €440,000 to certain employees who continue to be employed through March 2009, which is payable in the first quarter of 2009 and is being recognized ratably over the future service period; and 906,000 stock options which are being accounted for in accordance with SFAS 123R.

5. Loss per Share

Basic loss per ordinary share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net loss per ordinary share is computed using the weighted average number of ordinary and dilutive ordinary equivalent shares from stock options and convertible bonds where the dilutive effect of options and warrants was calculated using the treasury stock method. For all periods presented, diluted net loss per share is the same as basic net loss per share, as the inclusion of weighted average shares of ordinary stock issuable upon the exercise of stock options and convertible bonds would be antidilutive.

6. Comprehensive Loss

Comprehensive loss was € 14.0 million and € 39.7 million for the six months ended June 30, 2008 and 2007, respectively. Comprehensive loss is composed of net loss, unrealized gains and losses on available-for-sale securities and cumulative foreign currency translation adjustments. Accumulated other comprehensive loss on June 30, 2008, reflected € 5.6 million of cumulative foreign currency translation loss adjustments. Accumulated other comprehensive loss on June 30, 2007, reflected € 0.6 million of unrealized gains on marketable securities and short-term investments and € 2.8 million of cumulative foreign currency translation loss adjustments.

During the three months ended June 30, 2008, a loss was recognized in the statement of operations for available-for-sale marketable equity securities that were deemed to be other-than-temporarily impaired. Accordingly, a loss in the amount of approximately € 277,000 was reclassified out of other comprehensive loss into other income (expense), net, on the statement of operations.

7. Additional Disclosures

Convertible Bonds

Convertible bonds for the six months ended June 30, 2008, decreased 35.3% to € 2.2 million compared to € 3.4 million as of December 31, 2007. The decrease in convertible bonds is primarily due to the Company’s repayment of convertible bonds as a result of the restructuring plans implemented in 2007 and the first quarter of 2008; as described in detail in Note 10 of the consolidated financial statements as of December 31, 2007, and below. As of June 30, 2008, and December 31, 2007, approximately € 0.2 million of convertible bonds are in other current liabilities due to planned repayment of these bonds.

Revenue

Revenues for the six months ended June 30, 2008, decreased 56.9% to € 3.1 million compared to € 7.2 million for the same period in 2007. The decrease in revenues is due to decreased payments from Celgene relating to the on-going trials under the co-development and license agreement for satraplatin.

Research and Development Expense

Research and development (“R&D”) expenses for the six months ended June 30, 2008, decreased 62.1% to € 10.3 million compared to € 27.2 million for the same period in 2007. The decrease in R&D expenses is primarily due to staff reductions as a result of the restructuring plans implemented in 2007 and the first quarter of 2008, as well as a decrease in clinical trial costs due to reduced clinical trial volumes. Restructuring plans are described in detail in Note 10 of the consolidated financial statements as of December 31, 2007, and below.

General and Administrative Expenses

General and administrative (“G&A”) expenses for the six months ended June 30, 2008, decreased 64.2% to € 7.6 million compared to € 21.2 million for the same period in 2007. The decrease in G&A expenses is primarily due to staff reductions and other associated activities as a result of the restructuring plans implemented in 2007 and the first quarter of 2008. In addition, in the first half of 2007, the Company incurred costs in connection with the building of a commercial infrastructure and legal fees due to the arbitration proceedings. The Company did not incur such costs in the first half of 2008. Restructuring plans are described in detail in Note 10 to the consolidated financial statements as of December 31, 2007, and below.

Share-Based Compensation

For the six months June 30, 2008 and 2007, the Company recorded a credit to share-based compensation cost of € (0.5) million and incurred € 2.3 million in costs, respectively. The 2008 credit is the result of the termination of stock options and convertible bonds relating to the restructuring plans implemented during 2007 and the first quarter of 2008. Upon termination, compensation expense for awards for which the requisite service period has not been rendered is reversed.

Product Candidate Licensing Activities

As discussed in Note 4 to the consolidated financial statements as of December 31, 2007, in June 2007, the Company entered into a license agreement with Yakult Honsha Co. Ltd. for development and commercialization of satraplatin in Japan. The upfront license payment of €7.4 million was included in deferred revenue, non-current, as of June 30, 2008 and December 31, 2007, as the Company was not able to estimate the period of substantial involvement as of these balance sheet dates. The Company will continue to defer the revenue until the timing of the satraplatin development plan, which approximates the period of substantial involvement, can be reliably determined.

Restructuring Activities

In February 2008, the Company announced a corporate restructuring to sharpen its focus on oncology clinical development and to further reduce costs. The restructuring was mainly focused on the Company’s early-stage research activities in Munich and resulted in a reduction in the total workforce of approximately 38% or 38 employees. The Company recognized a restructuring charge of € 2.0 million during the first half of 2008. These charges primarily consisted of employee severance and termination benefits and were included in both research and development and general and administrative expenses. The Company expects to incur an additional charge of € 0.1 million in 2008 relating to the February 2008 restructuring plan. In addition, the Company recorded an adjustment reducing its 2007 restructuring accrual by € 161,000 due to employee terminations that occurred earlier than initially determined.

Also in February 2008, Elmar Maier, Ph.D., Chief Operating Officer/Martinsried and Senior Vice President, Business Development, and Sebastian Meier-Ewert, Ph.D., Senior Vice President and Chief Scientific Officer retired from their positions on the Management Board of the Company by mutual consent, to allow for an appropriate resizing of the Board, given the reduced size of the Company. Both Dr. Maier and Dr. Meier-Ewert remain dedicated to the Company as advisors. Included in the restructuring charge of € 2.0 million during the first half of 2008, as mentioned above, is the accrual relating to severance for these former Management Board members, which was paid in April 2008.

A summary of the significant components of the restructuring liability at June 30, 2008, is as follows (in thousand €):

	Employee Termination Benefits	Lease Termination Costs	Total
January 1, 2008 Balance	2,327	2,214	4,541
Amortization of Lease Loss	—	(110)	(110)
Restructuring Charges	1,851	110	1,961
Restructuring Payments	(3,348)	(1,349)	(4,697)
Adjustments / Changes in estimates	(161)	—	(161)
Exchange Differences	301	(223)	78

June 30, 2008 Balance	970	642	1,612

A restructuring liability of € 1.6 million and € 4.5 million as of June 30, 2008 and December 31, 2007, respectively, is included in accrued expenses and other current liabilities in the accompanying condensed consolidated balance sheets. For further information, please refer to Note 10 to the consolidated financial statements and footnotes thereto for the year ended December 31, 2007.

Gain on Disposal of Property and Equipment

During the first half of 2008, the Company sold some of its assets (mainly laboratory equipment and office furniture) majority of which had been impaired in 2007, at both the Princeton and Munich facilities. These assets had a historical cost of approximately € 1.6 million and a net book value of approximately € 0.3 million. The Company recorded a gain of approximately € 0.3 million relating to the sale of these assets.

8. Disclosures Required by the Frankfurt Stock Exchange

Number of Employees

As of June 30, 2008 and 2007, the number of employees totalled 86 and 286, respectively.

Shareholdings of Management

As of June 30, 2008, the members of the Management Board and Supervisory Board held shares, stock options, convertible bonds and stock appreciation rights in the amounts set forth in the table below:

	Number of Shares	Number of Stock Options	Number of Convertible Bonds	Number of Stock Appreciation Rights
Management Board
Bernd R. Seizinger, M.D., Ph.D. (Chairman)	111,499	789,000	1,413,501	—
Torsten Hombeck, Ph. D.	—	172,700	45,000	—

Supervisory Board
Jürgen Drews, M.D. (Chairman)	26,900	10,000	—	80,000
Michael Lytton (Vice Chairman)	7,500	10,000	—	60,000
Metin Colpan, Ph.D.	19,400	10,000	—	45,000
Donald Soltysiak	—	—	—	10,000
James Frates	1,000	—	—	60,000
Peter Preuss	87,500	—	—	50,000